Notice of change of interests of substantial holder

To Company Name/Scheme: PaperlinX Limited

ACN/ARSN: 005 146 350

1. Details of substantial holder(1)

Name: Maple-Brown Abbott Limited

ACN/ARSN (if applicable): 001 208 564

There was a change in the interests of the substantial holder on: 05/07/05

The previous notice was given to the company on: 30/06/05

The previous notice was dated: 28/06/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	22,846,835	5.12%	27,372,983	6.14%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
05/07/05	Refer Annexure A	Purchases	----------Refer	Annexure	B------------

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
---------	----------------	Refer Annexure	C-------------	---------	------------

825061

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Garth Rossler capacity Executive Director

sign here [signature] date 07/ 07 /05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into seperate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

PaperlinX Limited

Registered Shareholdings as at 28 June 2005

Registered Name	Address	Holding
RBC Global Services Australia Nominees Pty Limited	Level 16 & 17, 2 Park Street, , SYDNEY NSW 2000	6,327,783
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, , SYDNEY NSW 2000	5,310,653
National Nominees Limited	GPO Box 1406M, , MELBOURNE VIC 3001	4,564,910
J.P. Morgan Nominees Australia Limited	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	3,521,500
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	1,817,000
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	921,000
M F Custodians	Level 45, 55 Collins Street, MELBOURNE VIC 3000	383,989
		22,846,835

825061

Annexure B 825061

PaperlinX Limited

Net Trades between 29 June 2005 and 5 July 2005

Date	Quantity	Consideration
29-Jun-2005	1,063,170	3,113,953.13
30-Jun-2005	2,181,928	6,539,498.95
01-Jul-2005	684,073	2,016,705.37
04-Jul-2005	416,408	1,233,618.95
05-Jul-2005	180,569	532,875.97
	4,526,148	13,436,652.37

Annexure C

PaperlinX Limited
Registered Shareholdings as at 5 July 2005

Registered Name	Address	Holding
RBC Global Services Australia Nominees Pty Limited	Level 16 & 17, 2 Park Street, , SYDNEY NSW 2000	7,648,477
National Nominees Limited	GPO Box 1406M, , MELBOURNE VIC 3001	6,287,771
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, , SYDNEY NSW 2000	6,158,329
J.P. Morgan Nominees Australia Limited	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	3,884,641
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	1,936,000
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	1,001,000
M F Custodians	Level 45, 55 Collins Street, MELBOURNE VIC 3000	456,765
		27,372,983

PaperlinX

825061

From the Office of the Chairman
PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia

25 July, 2005

Dear Shareholder,

On 28th April 2005, PaperlinX advised the Australian Stock Exchange that the forecast profit after tax for the 2005 financial year would be around 20% less than the profit of the prior year (excluding the impact of Australian tax consolidation). We will announce the actual results for the year ended 30th June 2005 on Thursday 25th August 2005, and our results for 2005 will be consistent with or better than the April guidance for reported profit, with strong operating cash flow in the second half.

I would now like to take this opportunity to clarify a number of matters which have received some media and investment advisor commentary since the announcement in April.

As background to my comments, it is important to note that PaperlinX's earnings are linked to a number of cyclical economic factors. These include overall economic demand and paper selling prices in the regions in which we operate (in particular Australia and more recently Europe), and the level of the Australian dollar against the US dollar which can have a major impact on our Australian manufacturing business. Profits for the 2005 fiscal year were negatively affected by these cyclical economic and currency factors. These have moved against the company in unison; European and Australian paper demand and paper prices have been low and the Australian dollar moved to its highest level against the US dollar since 1997.

My first comment is that the changed profit outlook for the 2005 year happened relatively quickly. At the start of the second half of the 2005 financial year, based on the first half activity, we were optimistic that paper selling prices and volumes in Europe and Australia would improve. Unfortunately, these improvements did not eventuate and this had a significant negative impact on our earlier estimated result for the year. Further, we considered that some softening of the Australian dollar against the US dollar was possible which would have benefited Australian Paper's pricing and volume mix for the second half of this year. Again this did not happen to the degree necessary to give the anticipated profit benefit in the 2005 financial year. Australian Paper's operating performance was also negatively affected by a number of factors and these reduced the profitability of this business.

Secondly, the underlying financial position of the PaperlinX group is very sound with substantial operating cash flows and access to more than enough funding for current needs without any requirement for equity raisings. We have more than sufficient credit lines to meet our medium term debt needs.

Thirdly, our merchanting acquisitions in Europe have been very successful. Our merchanting operations retain leading market share positions in key markets around the world and the return on funds employed for merchanting for the 2005 financial year are forecast to be over 10%, which is good given current conditions. The integration of Buhrmann's Paper Merchanting Division in Europe, which was acquired in the previous financial year, has progressed well and has been substantially earnings per share accretive in 2005. Our strategic move to establish the only global paper merchant has clearly created value for the group, and offers opportunity for further value creation in line with our strategic targets.

Unfortunately, the significant positive contribution to our group earnings generated in 2005 from our recent investments in Europe was not sufficient to compensate for the substantial drop in our Australian Paper earnings. This drop was due to the various impacts associated with the appreciation of the Australian dollar and to the negative profit impact of the operating factors referred to above.

Your Board is confident that the company is following the correct strategic path for both of our business streams, and has a sustainable long term future as we move through the current low levels of the earnings cycle. We wish to assure you that we are doing all that we can within the company to maximise the returns our company can generate, even in the current market conditions.

The stock market's reaction to the revision of the 2005 year earnings expectations was severe, with the share price being marked down significantly from previous levels. Whilst some share price weakness was to be expected, the Board believes that the share price fell to a level well below the underlying value of PaperlinX in the medium term and it has been pleasing to see some recovery.

On behalf of the Board, I thank you for your support for PaperlinX. We will provide you with a further update in conjunction with the announcement of our results for the 2005 year.

Yours sincerely



David Meiklejohn
Chairman

PaperlinX

825061

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

Wednesday, 10 August, 2005

PAPERLINX FULL YEAR RESULTS

PaperlinX Limited will be releasing its results for the year to 30 June, 2005 to the Australian Stock Exchange on 25 August, 2005.

A live webcast of the management presentation at 9.30am (AEST) on 25 August will be available. If you wish to view the webcast you should go to the Company website www.paperlinx.com at least 15 minutes before the commencement of the webcast.

The presentation material to be used will be available on the same web site. An archive version of the webcast will be available on the web site shortly after completion.

For further information, please contact:

David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: + 61 (3) 8540 2302
Mob: + 61 (407) 512 521

Rules 4.3A

Appendix 4E

Preliminary Final Report

Introduced 1/1/2003

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350		X	30 JUNE 2005

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). A$M

Revenues from sales of goods	up	21.9%	to	7,574.1
Revenues from ordinary activities *(item 1.1)*	up	21.3%	to	7,600.0
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up	55.3%	to	168.5
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*		-		-
Net profit for the period excluding Australian Tax Consolidation attributable to members	down	15.7%	to	91.5
Net profit (loss) for the period attributable to members *(item 1.11)*	up	55.3%	to	168.5

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*, including a 2¢ special dividend.	12.0¢	Nil¢
This dividend was declared at the date of this report.		
This dividend has not been provided for in the accounts as at 30 June 2005.		
Interim dividend	13.5¢	Nil¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	14.0¢	Nil¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	7 September 2005

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*		
	• From operating activities	7,582.9	6,224.5
	• From outside operating activities	17.1	38.8
		7,600.0	6,263.3
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(7,408.5)	(6,068.0)
1.3	Borrowing costs	(75.1)	(54.1)
1.4	Share of net profits (losses) of associates	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**116.4**	**141.2**
1.6	Income tax on ordinary activities *(see note 4)*	52.2	(32.5)
1.7	**Profit (loss) from ordinary activities after tax**	**168.6**	**108.7**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**168.6**	**108.7**
1.10	Net profit (loss) attributable to outside +equity interests	(0.1)	(0.2)
1.11	**Net profit (loss) for the period attributable to members**	**168.5**	**108.5**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(46.8)	27.5
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Adjustments on initial adoption of Accounting Standards • Revised AASB1028 Employee Benefits	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(46.8)	27.5
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**121.7**	**136.0**

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	Basic EPS	37.8	24.7
1.19	Diluted EPS	37.6	24.5

Notes to the consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – A$M	Previous corresponding period – A$M
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	168.6	108.7
1.21	Less (plus) outside +equity interests	(0.1)	(0.2)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**168.5**	**108.5**

Revenue and expenses from ordinary activities

(see note 15)

		Current period – A$M	Previous corresponding period – A$M
1.23	Revenue from sales or services	Refer Below	Refer Below
1.24	Interest revenue	Refer Below	Refer Below
1.25	Other relevant revenue	Refer Below	Refer Below
1.26	Details of relevant expenses	Refer Below	Refer Below
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	102.7	93.5
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-
Borrowing costs			
1.30	Interest expense	72.6	51.9
1.31	Other borrowing costs	2.5	2.2
1.32	**Borrowing costs**	**75.1**	**54.1**

825061

		CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
1.23 – 1.26	**REVENUES AND EXPENSES FROM ORDINARY ACTIVITIES**		
1.23	**Revenue from operating activities**		
	Sales of goods	7,574.1	6,211.6
	Rendering of services:		
	• Commissions	8.8	12.9
Sub-total – Revenue from Operating Activities		7,582.9	6,224.5
1.24 & 1.25	**Revenue from outside operating activities**		
	Insurance proceeds	0.1	0.1
	Rent Received	1.2	0.9
	Other Sundry Revenues	-	0.2
		1.3	1.2
	Net foreign exchange gains	0.2	0.8
	Interest received:		
	• Other	4.1	3.4
	Dividends received:		
	• Other	0.3	0.3
	Proceeds on disposal of		
	• Non-current assets	11.2	33.1
		15.8	37.6
Sub-total – Revenue from outside operating activities		17.1	38.8
	TOTAL REVENUE FROM ORDINARY ACTIVITIES	**7,600.0**	**6,263.3**

825061

1.26	EXPENSES FROM ORDINARY ACTIVITIES	CONSOLIDATED 2005 $m	2004 $m
	Cost of Sales	(6,103.6)	(4,982.5)
	Distribution and Warehousing expenses	(423.2)	(326.8)
	Sales and Marketing expenses	(393.1)	(368.8)
	General and Administration expenses (1)	(485.1)	(387.4)
	Research and Development expenses	(3.5)	(2.5)
	TOTAL EXPENSES FROM ORDINARY ACTIVITIES	**(7,408.5)**	**(6,068.0)**

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of businesses and controlled entities disposed of $8.2 million (2004: $23.6 million).

Consolidated retained profits

825061

		Current period – A$M	Previous corresponding period - A$M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	137.0	142.2
1.31	Net profit (loss) attributable to members (*item 1.11*)	168.5	108.5
1.32	Net transfers from (to) reserves *(details if material)*		
	• Asset Revaluation Reserve	-	8.8
	• Exchange Fluctuation Reserve	(1.7)	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(122.7)	(122.5)
1.35	**Retained profits (accumulated losses) at end of financial period**	**181.1**	**137.0**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside + equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	20.1	-	-	20.1
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**20.1**	**-**	**-**	**20.1**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

(Preliminary final report only)

		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	125.8	53.0
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	42.7	55.5
	Total for year	**168.5**	**108.5**

+ See chapter 19 for defined terms.

Consolidated statement of financial position		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash assets	429.1	448.6	239.1
4.2	Receivables	1,438.7	1,670.2	1,617.5
4.3	Investments	-	-	-
4.4	Inventories	816.0	880.8	870.8
4.5	Current tax assets	-	-	-
4.6	Other	-	-	-
4.7	**Total current assets**	**2,683.8**	**2,999.6**	**2,727.4**
	Non-current assets			
4.8	Receivables	8.4	11.9	11.3
4.9	Investments (equity accounted)	-	-	-
4.10	Other financial assets	13.3	20.2	16.3
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties	-	-	-
4.14	Other property, plant and equipment (net)	1,298.2	1,343.4	1,319.8
4.15	Intangibles (net)	332.2	364.4	337.5
4.16	Deferred tax assets	47.6	40.6	41.0
4.17	Other	-	-	-
4.18	**Total non-current assets**	**1,699.7**	**1,780.5**	**1,725.9**
4.19	**Total assets**	**4,383.5**	**4,780.1**	**4,453.3**
	Current liabilities			
4.20	Payables	1,040.9	1,153.5	1,010.3
4.21	Interest bearing liabilities	266.6	81.7	86.8
4.22	Current tax liabilities	3.8	16.1	10.2
4.23	Provisions exc. tax liabilities	79.2	89.8	84.0
4.24	Other	-	-	-
4.25	**Total current liabilities**	**1,390.5**	**1,341.1**	**1,191.3**
	Non-current liabilities			
4.26	Payables	0.1	0.8	0.2
4.27	Interest bearing liabilities	1,036.0	1,400.0	1,275.4
4.28	Deferred tax liabilities	93.0	171.6	87.6
4.29	Provisions exc. tax liabilities	51.5	53.3	53.7
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	**1,180.6**	**1,625.7**	**1,416.9**
4.32	**Total liabilities**	**2,571.1**	**2,966.8**	**2,608.2**
4.33	**Net assets**	**1,812.4**	**1,813.3**	**1,845.1**

Consolidated statement of financial position (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.34	Capital/contributed equity	1,694.2	1,693.8	1,694.1
4.35	Reserves	(63.8)	(18.7)	(48.8)
4.36	Retained profits (accumulated losses)	181.1	137.0	198.8
4.37	**Equity attributable to members of the parent entity**	**1,811.5**	**1,812.1**	**1,844.1**
4.38	Outside +equity interests in controlled entities	0.9	1.2	1.0
4.39	**Total equity**	**1,812.4**	**1,813.3**	**1,845.1**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

825061

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

Consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	7,641.6	6,164.5
7.2	Payments to suppliers and employees	(7,271.8)	(5,713.2)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	0.3	0.3
7.5	Interest and other items of similar nature received	4.4	3.1
7.6	Interest and other costs of finance paid	(74.3)	(43.4)
7.7	Income taxes paid	(36.9)	(22.7)
7.8	Other (provide details if material)	10.1	14.1
7.9	**Net operating cash flows**	**273.4**	**402.7**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(86.3)	(54.7)
7.11	Proceeds from sale of property, plant and equipment	29.5	14.9
7.12	Payment for purchases of controlled entities and assets (net of cash and bank overdraft acquired)	(44.6)	(1,122.7)
7.13	Proceeds from sale of controlled entities and assets	-	-
7.14	Loans to other entities	-	-
7.15	Loans (advanced to)/repaid by other persons	0.9	1.2
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(100.5)**	**(1,161.3)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	0.4	151.0
7.18	Share Issue Expenses	-	(1.9)
7.19	Proceeds from borrowings	669.2	2,212.4
7.20	Repayment of borrowings	(711.3)	(1,464.3)
7.21	Dividends paid	(122.3)	(122.2)
7.22 (1)	Other - Loans (repaid to)/received from other persons	(3.1)	(0.6)
7.22 (2)	Other – Principal lease repayments	(0.1)	(0.2)
7.23	**Net financing cash flows**	**(167.2)**	**774.2**
7.24	**Net increase (decrease) in cash held**	**5.7**	**15.6**
7.25 (1)	Cash at beginning of period *(see Reconciliation of cash)*	445.0	452.0
7.26	Exchange rate adjustments to item 7.25.	(22.9)	(22.6)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**427.8**	**445.0**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

+ See chapter 19 for defined terms.

625061

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period A$M	Previous corresponding Period – A$M
8.1 Cash on hand and at bank	362.3	363.1
8.2 Deposits at call	66.8	85.5
8.3 Bank overdraft	(1.3)	(3.6)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**427.8**	**445.0**

Other notes to the financial statements

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	1.5%	2.3%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	9.3%	6.0%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
a) Basic EPS	37.8¢	24.7¢
b) Diluted EPS (if materially different from the Basic EPS)	37.6¢	24.5¢
c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	446.1m	439.9m
d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS	448.6m	442.2m

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$3.21	$3.15

825061

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Nil
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

825061

Dividends (in the case of a trust, distributions)

15.1	(1) Date the final dividend (distribution) is payable	28 September 2005
	(2) Date the interim dividend was paid	4 April 2005
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	7 September 2005
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** including a 2¢ special dividend. Current year (30% tax rate) - not provided for at 30 June	12.0¢	Nil¢	Nil¢
15.5	Previous year (30% tax rate)	14.0¢	Nil¢	Nil¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December	13.5¢	Nil¢	N/A
15.7	Previous year (30% tax rate)	13.5¢	Nil¢	N/A

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities - including a 2¢ special dividend	25.5¢	27.5¢
15.9	Preference +securities	Nil¢	Nil¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding period – A$M
15.10	+Ordinary securities *(each class separately)*		
	• Interim Dividend	60.2	60.2
	• Final Dividend (none provided for at 30 June)	-	-
	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**60.2**	**60.2**

825061

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities	N/A	N/A
16.3 Profit (loss) from ordinary activities after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

825061

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.1 Equity accounted associates and joint venture entities				
Nil	-	-	-	-
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

825061

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	446,172,209			
18.4	Changes during current period				
	(a) Increases through Employee Share Purchase Plan Issues				
	– Exercise of Options	-	-	$3.13	$3.13
	– Exercise of Options	27,500	27,500	$3.32	$3.32
	– Exercise of Options	55,000	55,000	$3.50	$3.50
	– Exercise of Options	23,100	23,100	$4.12	$4.12
	– Exercise of Options	-	-	$4.18	$4.18
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through Employee Share Plan Issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*	2,735,690			
18.8	Issued during current period	613,090	Nil	$4.85	N/A
18.9	Exercised during current period	- 27,500 55,000 23,100 -	Nil Nil Nil Nil Nil	$3.13 $3.32 $3.50 $4.12 $4.18	N/A N/A N/A N/A N/A
18.10	Expired during current period	13,200	Nil		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

825061

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers
Corporate and Other	Includes stationery and envelope businesses and corporate costs

GEOGRAPHIC SEGMENTS

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales are based on geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of Operations
Australia and New Zealand	Manufacture of communication papers and packaging papers, paper merchanting and paper trading
North America	Paper merchanting and paper trading
Europe	Paper merchanting and paper trading
Asia	Paper merchanting and paper trading

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended 30 June 2005					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	185.8	7,035.3	4.9	7,040.2	3,048.8
Communication Papers	12.3	699.8	3.0	702.8	873.2
Packaging Papers	10.0	242.9	-	242.9	292.2
Corporate and Other	(23.2)	100.6	2.2	102.8	121.7
Profit before net interest, and income tax	184.9				
Net interest (1)	(68.5)				
Profit before income tax	116.4				
Operating income tax expense (1)	(24.8)				
Income tax credit – Australian Tax Consolidation (1)	77.0				
Profit after income tax expense	168.6				
Net profit attributable to outside equity interests	(0.1)				
Inter-segment sales (2)		(504.5)		(504.5)	
Unallocated revenue (4)			15.8	15.8	
Unallocated assets (deferred tax balances)					47.6
	168.5	7,574.1	25.9	7,600.0	4,383.5

SEGMENT REPORTING (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended 30 June 2004					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	147.5	5,620.4	10.3	5,630.7	3,410.6
Communication Papers	44.8	714.7	2.8	717.5	872.5
Packaging Papers	21.6	254.2	-	254.2	313.9
Corporate and Other	(24.2)	100.5	1.0	101.5	142.5
Profit before net interest, and income tax	189.7				
Net interest (1)	(48.5)				
Profit before income tax	141.2				
Income tax expense (1)	(32.5)				
Profit after income tax expense	108.7				
Net profit attributable to outside equity interests	(0.2)				
Inter-segment sales (2)		(478.2)		(478.2)	
Unallocated revenue (4)			37.6	37.6	
Unallocated assets (deferred tax balances)					40.6
	108.5	6,211.6	51.7	6,263.3	4,780.1

SEGMENT REPORTING (cont'd)

SEGMENT REPORTING

For the year ended 30 June 2005

GEOGRAPHIC SEGMENTS	CONSOLIDATED SEGMENT SALES $m	SEGMENT OTHER REVENUE (4) $m	TOTAL SEGMENT REVENUE $m	SEGMENT ASSETS $m
Australia and New Zealand	1,444.4	7.9	1,452.3	1,719.3
North America	1,011.1	-	1,011.1	410.8
Europe	4,945.2	1.3	4,946.5	2,149.5
Asia	173.4	0.9	174.3	56.3
Unallocated revenue (4)		15.8	15.8	
Unallocated assets (deferred tax assets)				47.6
	7,574.1	25.9	7,600.0	4,383.5

SEGMENT REPORTING

For the year ended 30 June 2004

GEOGRAPHIC SEGMENTS	CONSOLIDATED SEGMENT SALES $m	SEGMENT OTHER REVENUE (4) $m	TOTAL SEGMENT REVENUE $m	SEGMENT ASSETS $m
Australia and New Zealand	1,520.4	11.9	1,532.3	1,774.9
North America	904.6	-	904.6	421.9
Europe	3,622.2	0.6	3,622.8	2,483.7
Asia	164.4	1.6	166.0	59.0
Unallocated revenue (4)		37.6	37.6	
Unallocated assets (deferred tax assets)				40.6
	6,211.6	51.7	6,263.3	4,780.1

SEGMENT REPORTING (cont'd)

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
	$m	$m	$m	$m
SEGMENT REPORTING				
For the year ended 30 June 2005				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	61.2	21.7	52.9	959.9
Communication Papers	36.5	13.9	46.2	123.4
Packaging Papers	12.2	4.7	15.4	41.3
Corporate and Other	12.9	4.3	2.5	47.1
Unallocated liabilities (7)				1,399.4
	122.8	44.6	117.0	2,571.1

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
	$m	$m	$m	$m
SEGMENT REPORTING				
For the year ended 30 June 2004				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	51.3	23.9	424.7	1,102.4
Communication Papers	35.4	10.1	16.4	109.1
Packaging Papers	12.7	3.6	5.9	39.2
Corporate and Other	11.6	(0.7)	30.5	46.7
Unallocated liabilities (7)				1,669.4
	111.0	36.9	477.5	2,966.8

SEGMENT REPORTING (cont'd)

Notes

(1) Interest and income tax are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

	2005 $m	2004 $m
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	8.8	12.9
Other revenue from outside operating activities	1.3	1.2
	10.1	14.1
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	15.8	37.6
	25.9	51.7

(5) The non cash expenses above comprise the following items:

	2005 $m	2004 $m
• Provisions charge	50.8	45.7
• Net (profit)/loss on disposal of property, plant and equipment	(3.0)	(9.5)
• Net (profit)/loss on disposal of controlled entities and businesses	-	-
• Other non cash items	(3.2)	0.7
	44.6	36.9

(6) The acquisition of non current assets above comprises the following items:

	2005 $m	2004 $m
• Addition of property, plant and equipment (refer Statements of Cash Flows)	86.3	54.7
• Movement in accruals for property, plant and equipment	7.4	2.0
	93.7	56.7
• Goodwill in relation to acquisitions of controlled entities	17.1	91.5
• Brands acquired on acquisition of controlled entities	-	25.4
• Property, plant and equipment acquired on acquisition of controlled entities	6.2	303.9
	117.0	477.5

SEGMENT REPORTING (cont'd)

Notes (cont'd)

The segment reporting of the acquisition of non current assets by geographic region is as follows:

	2005 $m	2004 $m
• Australia and New Zealand	66.4	54.8
• North America	5.5	9.8
• Europe	44.8	412.2
• Asia	0.3	0.7
	117.0	477.5

(7) The unallocated segment liabilities comprise the following items:

	2005 $m	2004 $m
• Current interest bearing liabilities	266.6	81.7
• Current tax liabilities	3.8	16.1
• Non current interest bearing liabilities	1,036.0	1,400.0
• Non current deferred tax	93.0	171.6
	1,399.4	1,669.4

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Non-applicable (Interim report only).

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached news release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached news release

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the consolidated franking account as at 30 June 2005 was $3.6 million (2004: $2.2 million). After taking into account the estimated income tax payable/(refund) as at year end, the balance of the franking account is estimated to be $Nil (2004: $Nil).

The balance of the franking account, as referred to above, is stated at a 30% tax rate.

Under the Tax Consolidation legislation, a tax consolidated group is required to keep a single franking account. The amount of franking credits available to shareholders disclosed above as at 30 June 2005 has been measured as those available from the tax consolidated group. There is no overall impact on the group of the change to maintaining a single franking account.

PaperlinX Limited has declared an unfranked dividend, at the date of this report, on ordinary shares payable 28 September 2005 of 12.0 cents per share, including a 2.0 cent special dividend. This dividend has not been provided for in the accounts as at 30 June 2005.

It is expected that the interim dividend in respect of the year ending 30 June 2006 will be unfranked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Not applicable

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

The major decrease in contingent liabilities since the last annual report relates to a bank guarantee for GBP 8.0 million issued in relation to the purchase of The Paper Company Ltd (formerly Bunzl Fine Paper Ltd). The guarantee expired on 1 July 2004, after the required cash settlement was made.

19.8 International Financial Reporting Standards (IFRS)

Refer attached news release and detailed Note 40 from the Financial Report of PaperlinX Limited as at 30 June 2005

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Grand Ballroom The Four Seasons Hotel 199 George Street Sydney NSW 2000
Date	Tuesday, 25 October 2005
Time	11.00 am
Approximate date the +annual report will be available	26 September 2005

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used | Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

X	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 25 August 2005
(Company Secretary)

Print name: Richard Hobson

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS**

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (AGAAP) applicable for reporting periods ended 30 June 2005.

The PaperlinX Group has established a formal project, monitored by a steering committee, to achieve transition to AIFRS reporting. The first reporting period is the half-year ended 31 December 2005.

The company's implementation project consists of three phases as described below:

Assessment and planning phase

The assessment and planning phase aimed to produce a high level overview of the impacts of conversion to AIFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

This phase included:

- high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS
- assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes
- a review of expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training

The assessment and planning phase was complete as at 30 June 2005.

2. Design phase

The design phase aimed to formulate the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS. The design phase incorporated:

- formulating revised accounting policies and procedures for compliance with AIFRS requirements
- identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS
- designing accounting and business processes to support AIFRS reporting obligations
- identifying and planning required changes to financial reporting and business source systems

The design phase was complete as at 30 June 2005.

3. Implementation phase

The implementation phase includes implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It enables the company to generate the required disclosures of AASB 1 (First Time Adoption of International Financial Reporting Standards) as it progresses through the transition to AIFRS.

The implementation phase was substantially complete as at 30 June 2005.

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

Impact of transition

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current AGAAP to AIFRS, and the selection and application of AIFRS accounting policies, are based on AIFRS standards that management expect to be in place, or where applicable, early adopted, when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company's and consolidated entity's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary. Further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

Revisions to the selection and application of the AIFRS accounting policies may be required as a result of:

- changes in financial reporting requirements that are relevant to the Company's and consolidated entity's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the 30 June 2005 financial report
- additional guidance on the application of AIFRS in a particular industry or to a particular transaction
- changes to the Company's and consolidated entity's operations

Consequently, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note.

Where the application or interpretation of an accounting standard is currently being debated, the accounting policy adopted reflects management's current assessment of the likely outcome of those deliberations which have been reviewed by the auditors.

The rules for first time adoption of AIFRS are set out in Accounting Standard AASB 1 (First Time Adoption of Australian Equivalents to International Financial Reporting Standards). In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note will include details of the AASB 1 elections adopted.

The significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below:

Note 40. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes

(i) **Defined benefit plans**

Under AGAAP, defined benefit plans are accounted for on a cash basis, with no defined benefit obligation or plan assets recognised in the statement of financial position. The AASB 1 election to recognise in full actuarial gains and losses at transition date through retained earnings is expected to be adopted.

Under AIFRS, the consolidated entity's net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted. The discount rate will be the rate attached to AAA credit rated bonds or the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

The calculated surplus or deficit for each plan will be required to be recognised in the statement of financial position with a corresponding adjustment to retained earnings.

Subsequent to the transition date, the calculated surplus or deficit for each plan will be required to be recognised in the statement of financial performance, except to the extent that it arises in relation to actuarial gains and losses. Actuarial gains and losses that arise subsequent to the transition date will be recognised in the statement of financial position as an adjustment to retained earnings.

At 1 July 2004, the impact on transition is an increase in liabilities of $53.5 million less the applicable tax effect of $16.7million resulting in a decrease in retained earnings of $36.8 million.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $0.7 million less the applicable tax effect of $0.4 million resulting in a decrease in reported earnings of $0.3 million. The impact in relation to actuarial gains and losses is an increase in liabilities of $35.5 million less the applicable tax effect of $10.4 million resulting in a decrease of retained earnings of $25.1 million.

The cumulative impact as at 30 June 2005 is an increase in liabilities of $89.7 million less the applicable tax effect of $27.5 million resulting in a decrease in retained earnings of $62.2 million. The impact of exchange rates is a decrease in liabilities of $9.6 million and an increase in reserves of $9.6 million.

Note 40. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes (cont'd)

(ii) **Share based payments**

Under current AGAAP, no expense is recognised for options issued to employees.

Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be calculated at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be independently calculated using a suitable valuation model (currently either the Monte Carlo simulation or the Black-Scholes model), taking into account the terms and conditions attached to the options. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002. Options granted after 7 November 2002 remaining unvested at 1 January 2004, will be recognised in the opening balance sheet through retained earnings resulting in a nil impact on transition.

At 1 July 2004, there is a $Nil impact in retained earnings.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $2.3 million resulting in a decrease in reported earnings of $2.3 million.

The cumulative impact as at 30 June 2005 is a $Nil impact in retained earnings.

Note 40. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes

(iii) **Employee Share Plan Loans**

Under current AGAAP the interest free loans to employees in accordance with the terms of the employee share plan are recorded as an asset and repaid over time via the associated dividend stream.

Under AIFRS, the value of such loans are required to be reclassified against share capital.

At 1 July 2004, the impact on transition is a decrease in non-current assets of $3.4 million and a decrease in contributed equity of $3.4 million.

During the year ended 30 June 2005, the Employee Share Plan Loans are reduced either by dividends paid on the shares, so issued, or in certain circumstances in accordance with an agreed schedule of repayments, which does not exceed three years.

The cumulative impact as at 30 June 2005 is a decrease in non-current assets of $2.7 million and a decrease in contributed equity of $2.7 million.

(iv) **Shares held in Trust**

Under current AGAAP, the cost of shares purchased on market, and held in a trust to satisfy the terms and conditions of the Performance Share Plan, is recorded as an asset and amortised over the applicable vesting period.

Under AIFRS, the cost of the shares are recorded as a negative reserve and not amortised to profit.

At 1 July 2004, the impact on transition is an increase in assets of $5.1 million (being the accumulated amortisation as at 30 June 2004) to a total of $10.2 million. The reinstated asset amount is then reclassified in the balance sheet resulting in a decrease in assets of $10.2 million and a decrease in reserves of $10.2 million.

The increase in assets of $5.1 million less the applicable tax effect of $1.5 million results in an increase in retained earnings of $3.6 million. The impact of shares allocated to employees is an increase in reserves of $0.5 million and a decrease in retained earnings of $0.5 million.

For the year ended 30 June 2005, the impact is an increase in employee benefit expense of $1.0 million less the applicable tax effect of $0.3 million resulting in a decrease in reported earnings of $0.7 million.

The cumulative impact as at 30 June 2005 is an increase in assets of $4.1 million (being the accumulated amortisation as at 30 June 2005) to a total of $10.2 million. The reinstated asset is then reclassified in the balance sheet resulting in a decrease in assets of $10.2 million, offset by a decrease in reserves of $9.7 million and a decrease in retained earnings of $0.5 million.

The cumulative increase in assets of $4.1 million less the applicable tax effect of $1.2 million results in an increase in retained earnings of $2.9 million.

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

(v) **Impairment of non-current assets**

Under current AGAAP, the carrying amounts of non-current assets valued on a cost basis, are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

Under AIFRS, the carrying amount of the consolidated entity's non-current assets, excluding investment property, defined benefit assets, deferred tax assets, goodwill and indefinite life intangible assets (brand names) will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

The major differences between AGAAP and AIFRS are as follows:

- the impairment test is performed at a cash generating unit level, and
- the cash flows must be discounted

Goodwill, which is not amortised under AIFRS and intangible assets (brand names) that have an indefinite useful life are tested for impairment annually.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not practical to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

A cash generating unit will be the smallest identifiable group of assets that generate independent cash inflows. Each cash-generating unit must be no larger than a segment.

An impairment loss will be recognised in the profit and loss whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount.

Impairment losses recognised in respect of a cash generating unit will be allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts. The discount rate used equates to the consolidated entity's pre tax weighted average cost of capital, applicable to the assets being funded, being 9.5%.

At 1 July 2004, the impact on transition is a decrease in property, plant and equipment of $242.3 million less the applicable tax effect of $72.7 million resulting in a decrease in retained earnings of $169.6 million.

For the year ended 30 June 2005, the impact is a decrease in property, plant and equipment of $16.7 million less the applicable tax effect of $5.0 million resulting in a decrease in reported earnings of $11.7 million.

The cumulative impact as at 30 June 2005 is a decrease in property, plant and equipment of $259.0 million less the applicable tax effect of $77.7 million resulting in a decrease in retained earnings of $181.3 million.

The impairment losses relate wholly to the Australian Paper manufacturing business.

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

Notes

(vi) **Income Tax**

On transition to AIFRS, the statement of financial position method of tax effect accounting will be adopted, rather than the liability method applied currently under AGAAP.

Under the statement of financial position approach, income tax on the profit and loss for the year comprises current and deferred taxes.

The provision for income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

At 1 July 2004, the impact on transition is an increase in deferred tax liabilities of $0.2 million and a decrease in retained earnings of $0.2 million.

For the year ended 30 June 2005, the impact is an increase in deferred tax liabilities of $0.3 million and a decrease in reported earnings of $0.3 million.

The cumulative impact as at 30 June 2005 is an increase in deferred tax liabilities of $0.5 million and a decrease in retained earnings of $0.5 million.

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

(vii) **Non-amortisation of goodwill**

Under current AGAAP, as adopted, goodwill is amortised on a straight line basis over the period which the benefits are expected to arise and not exceed 20 years.

Under AIFRS, amortisation of goodwill is prohibited and will be replaced by annual impairment testing focusing on the cash inflows of the applicable cash generating unit.

For the year ended 30 June 2005, amortisation expense decreases by $20.1 million less the applicable tax effect of $Nil million resulting in an increase in reported earnings of $20.1 million.

The cumulative impact as at 30 June 2005 is an increase in intangibles of $20.1 million and an increase in retained earnings of $20.1 million.

(viii) **Non-depreciation of non-current assets**

Under current Australian GAAP, the non-current assets impaired as at 1 July 2004 on transition to AIFRS were depreciated during the year ended 30 June 2005.

Under AIFRS, non-current assets impaired as at 1 July 2004 are not subject to depreciation during the year ended 30 June 2005.

For the year ended 30 June 2005, depreciation expense decreases by $10.2 million less the applicable tax effect of $3.1 million resulting in an increase in reported earnings of $7.1 million.

The cumulative impact as at 30 June 2005 is an increase in property, plant and equipment of $10.2 million less the applicable tax effect of $3.1 million resulting an increase in retained earnings of $7.1 million.

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

(ix) **Disposal of foreign denominated subsidiary**

Under current AGAAP, the assets and liabilities of self-sustaining foreign operations are translated at the rates of exchange ruling at reporting date. Equity items and goodwill are translated at historical rates. The statements of financial performance are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS, each entity maintains its books and records in its functional currency. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The statements of financial performance are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve.

There are no expected changes in functional currency for the Company or its subsidiaries.

All foreign operations are translated into Australian dollars using the method described above.

On disposal of a foreign operation, under AIFRS the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of the gain or loss on disposal and recycled through the current year income statement.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in the loss on disposal of subsidiaries of $1.7 million and a decrease in the transfer amount from retained earnings to the exchange fluctuation reserve of $1.7 million.

There is no net impact on the statement of financial position as at 30 June 2005.

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

(x) **Business combinations**

Under current AGAAP, post acquisition adjustments to goodwill are permitted to be made in subsequent periods, where appropriate.

Under AIFRS, post acquisition adjustments are only permitted to be made within a 12 month period from the date of the acquisition. As a result, any such adjustments booked to goodwill under AGAAP after 31 October 2004 in relation to the acquisition of the Paper Merchanting Division of Buhrmann NV, will need to be adjusted against reported earnings other than in specific circumstances.

The consolidated entity has not elected to apply Accounting Standard AASB 3 (Business Combinations) retrospectively and hence the impact of the above only affects the AIFRS restated statement of financial position as at 1 July 2005 and the AIFRS restated profit for the year ended 30 June 2005.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in expenses of $8.8 million less the applicable tax effect of $Nil million resulting in a decrease in reported earnings of $8.8 million.

The cumulative impact as at 30 June 2005 is a decrease in goodwill of $8.8 million and a decrease in retained earnings of $8.8 million.

(xi) **Reclassification of Computer Software**

Under current AGAAP, computer software is generally classified as part of property, plant and equipment in the balance sheet.

Under AIFRS, any computer software that is not integral to the operation of property, plant and equipment is classified as an intangible asset, where it is continued to be amortised on the same basis.

At 1 July 2004, the impact on transition is an increase in intangibles of $70.1 million and a decrease in property, plant and equipment of $70.1 million.

The cumulative impact as at 30 June 2005 is an increase in intangibles of $68.6 million and a decrease in property, plant and equipment of $68.6 million.

(xii) **Revenue disclosures in relation to the sale of non-current assets**

Under AIFRS, the revenue recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the current AGAAP treatment under which the gross proceeds from the sale are recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on the profit or loss of this difference is nil.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $11.2 million lower, the consolidated carrying amount of non-current assets sold disclosed as an expense in the statement of financial performance would have been $8.2 million lower and the consolidated other income would have been $3.0 million higher.

(xiii) **Reclassification of other income**

Under AIFRS, foreign exchange gains are classified as other income. This is in contrast to the current AGAAP treatment under which such items are classified as revenue.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $0.2 million lower and consolidated other income would have been $0.2 million higher.

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

(xiv) **Impact of changes from 1 July 2005**

PaperlinX Limited expects to take advantage of the election under AASB 1 to not restate for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.

There are no expected adjustments for 1 July 2004 or the financial year ended 30 June 2005 as current AGAAP is expected to continue to apply.

As at 1 July 2005, the expected adjustments to the consolidated entity are as follows:

- under current AGAAP, not all derivatives were recognised in the statement of financial position. On adoption of AASB 139, all derivatives will be recognised at fair value on the balance sheet. The effect on the consolidated entity is to record the fair value of the derivatives on the statement of financial position with a corresponding increase in retained earnings of $0.1 million.
- debt establishment costs which are capitalised and amortised over the term of the borrowing under current AGAAP, will be recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This is expected to result in a decrease in assets of $4.0 million, and a decrease in financial liabilities of $4.0 million.

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)**

The following tables set out the expected adjustments to the consolidated entity at transition to AIFRS as at 1 July 2004.

	1 JULY 2004 CONSOLIDATED A$M					
	Notes	Contributed Equity	Reserves	Retained Profits	Outside Equity Interest	Total Equity
Net assets as at 1 July 2004 under AGAAP		1,693.8	(18.7)	137.0	1.2	1,813.3
• Defined benefit plans	(i)	-	-	(36.8)	-	(36.8)
• Employee Share Plan loans	(iii)	(3.4)	-	-	-	(3.4)
• Shares held in trust	(iv)	-	-	3.6	-	3.6
• Shares held in trust, reclassification as a "negative" reserve	(iv)	-	(9.7)	(0.5)	-	(10.2)
• Impairment of non-current assets	(v)	-	-	(169.6)	-	(169.6)
• Income tax	(vi)	-	-	(0.2)	-	(0.2)
Net assets as at 1 July 2004 under AIFRS		**1,690.4**	**(28.4)**	**(66.5)**	**1.2**	**1,596.7**

	1 JULY 2004 CONSOLIDATED A$M			
	Notes	AGAAP	Adjustments	AIFRS
Current Assets	(iv)	2,999.6	(3.0)	2,996.6
Non-current Assets				
- Property, plant & Equipment	(v) (xi)	1,343.4	(312.4)	1,031.0
- Intangibles	(xi)	364.4	70.1	434.5
- Other	(i) (iv) (iii)	72.7	11.2	83.9
Total Non-current Assets		1,780.5	(231.1)	1,549.4
Total Assets		**4,780.1**	**(234.1)**	**4,546.0**
Current Liabilities		1,341.1	-	1,341.1
Non-current Liabilities	(i) (iv) (v) (vi)	1,625.7	(17.5)	1,608.2
Total Liabilities		**2,966.8**	**(17.5)**	**2,949.3**
Net Assets		**1,813.3**	**(216.6)**	**1,596.7**

825061

ote 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS** (cont'd)

The following table sets out the expected adjustments to the consolidated statement of financial performance for the year ended 30 June 2005. No adjustments are expected in relation to PaperlinX Limited.

	30 JUNE 2005 CONSOLIDATED A$M							
	Notes	Profit from ordinary activities before interest, tax, depreciation & amortisation	Depreciation & amortisation	Profit from ordinary activities before net interest and income tax	Net Interest	Profit from ordinary activities before income tax expense	Income tax benefit/(expense)	Profit from ordinary activities after income tax expense
30 June 2005 (before tax consolidation adjustment)		307.7	(122.8)	184.9	(68.5)	116.4	(24.8)	91.6
Tax consolidation adjustment		-	-	-	-	-	77.0	77.0
30 June 2005 under AGAAP		307.7	(122.8)	184.9	(68.5)	116.4	52.2	168.6
• Defined benefit plans	(i)	(0.7)	-	(0.7)	-	(0.7)	0.4	(0.3)
• Share based payments	(ii)	(2.3)	-	(2.3)	-	(2.3)	-	(2.3)
• Shares held in trust	(iv)	(1.0)	-	(1.0)	-	(1.0)	0.3	(0.7)
• Impairment of non-current assets	(v)	(16.7)	-	(16.7)	-	(16.7)	5.0	(11.7)
• Income Tax	(vi)	-	-	-	-	-	(0.3)	(0.3)
• Non amortisation of goodwill	(vii)	-	20.1	20.1	-	20.1	-	20.1
• Non depreciation of non-current assets impaired as at 1 July 2004	(viii)	-	10.2	10.2	-	10.2	(3.1)	7.1
• Disposal of foreign denominated subsidiary	(ix)	(1.7)	-	(1.7)	-	(1.7)	-	(1.7)
• Business combinations	(x)	(8.8)	-	(8.8)	-	(8.8)	-	(8.8)
30 June 2005 under AIFRS		**276.5**	**(92.5)**	**184.0**	**(68.5)**	**115.5**	**54.5**	**170.0**

See chapter 19 for defined terms.

Note 40. **IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS** (cont'd)

The following tables set out the expected adjustments to the consolidated entity upon adoption of AIFRS as at 30 June 2005.

		30 JUNE 2005 CONSOLIDATED A$M				
	Notes	Contributed Equity	Reserves	Retained Profits	Outside Equity Interest	Total Equity
Net assets as at 30 June 2005 under AGAAP		1,694.2	(63.8)	181.1	0.9	1,812.4
• Defined benefit plans	(i)	-	9.6	(62.2)	-	(52.6)
• Share based payments	(ii)	-	-	-	-	-
• Employee Share Plan loans	(iii)	(2.7)	-	-	-	(2.7)
• Shares held in trust	(iv)	-	-	2.4	-	2.4
• Shares held in trust reclassification as a "negative" reserve	(iv)	-	(9.7)	-	-	(9.7)
• Impairment of non-current assets	(v)	-	-	(181.3)	-	(181.3)
• Income tax	(vi)	-	-	(0.5)	-	(0.5)
• Non amortisation of goodwill	(vii)	-	-	20.1	-	20.1
• Non depreciation of non-current assets impaired as at 1 July 2005	(viii)	-	-	7.1	-	7.1
• Disposal of foreign subsidiary	(ix)	-	1.7	(1.7)	-	-
• Business combinations	(x)	-	0.6	(8.8)	-	(8.2)
Net assets as at 30 June 2005 under AIFRS		**1,691.5**	**(61.6)**	**(43.8)**	**0.9**	**1,587.0**

		30 JUNE 2005 CONSOLIDATED A$M		
	Notes	AGAAP	Adjustments	AIFRS
Current Assets	(iv)	2,683.8	(4.9)	2,678.9
Non-current Assets				
- Property, plant & Equipment	(v) (vi)	1,298.2	(320.4)	977.8
- Intangibles	(x) (xi)	332.2	83.5	415.7
- Other	(i) (iii) (iv)	69.3	23.6	92.9
Total Non-current Assets		1,699.7	(213.3)	1,486.4
Total Assets		**4,383.5**	**(218.2)**	**4,165.3**
Current Liabilities		1,390.5	-	1,390.5
Non-current Liabilities	(i) (iv) (v) (vi) (viii)	1,180.6	7.2	1,187.8
Total Liabilities		**2,571.1**	**7.2**	**2,578.3**
Net Assets		**1,812.4**	**(225.4)**	**1,587.0**

825061

PaperlinX

ACN 005 146 350 ABN 70 005 146 350

25 August 2005

NEWS RELEASE

Statement to Australian Stock Exchange and News Media for the financial year ended 30 June 2005

REVIEW OF THE TWELVE MONTHS

For the year to 30 June 2005 PaperlinX had a strong operating cash flow of $273 million and has a sound financial position with net debt reducing by $159m to $874 million, and gearing of net debt to net debt plus equity at 33%.

Net profit after tax for the year excluding the Australian Tax Consolidation ("ATC") benefit was $91.5 million, down 16% on the prior year. Net profit after tax including a $77 million once only benefit arising from the company's election to enter the ATC regime was $168.5 million.

Profit before interest and tax of $185 million was down 3% on the prior year due to the substantially lower earnings contributed by the Australian Paper manufacturing business, offset partially by the increased earnings from the paper merchanting business.

Earnings per share including the ATC benefit and before goodwill amortisation was 42.3 cents. Excluding the ATC benefit and before goodwill amortisation, earnings per share was 25.0 cents.

The global paper industry has faced a tough year with subdued demand, high levels of available fine paper, lower selling prices and higher oil prices.

PaperlinX's paper merchanting business continues to deliver returns in the top quartile for merchanting businesses worldwide, and exceeds the group's weighted average cost of capital. This is the first full year of including the former Buhrmann merchanting businesses, acquired on 1 November 2003. These businesses were significantly earnings per share accretive in the year, enhancing shareholder value.

The major negative impact on PaperlinX has been the reduced profitability of the Australian Paper manufacturing business. Australian Paper has been adversely affected by lower selling prices in Australia due to the strong Australian currency, lower domestic sales volumes, higher logistics and production costs.

Offsetting these impacts, PaperlinX has reduced expenses throughout its businesses, reduced working capital with an improved working capital to sales ratio of 16.3% compared to 18.6% in the prior year, and delivered a solid balance sheet position. The working capital to sales ratio improved in all businesses.

Despite the difficult market environment, and benefiting from the improved working capital, PaperlinX has delivered a 6.4% return on average funds employed at a low point in the paper cycle. This result is well below our targeted return, but in the top rank of global paper companies.

825061

PaperlinX

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities, Sales Revenue, and Total Assets by industry and geographic segments for the twelve months to 30 June 2005 and 30 June 2004.

	Operating Profit		Sales Revenue		Total Assets	
	June 2005	June 2004	June 2005	June 2004	June 2005	June 2004
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting & Paper Trading [1] [2]	185.8	147.5	7,035.3	5,620.4	3,048.9	3,410.6
Communication Papers [1]	12.3	44.8	699.8	714.7	873.2	872.5
Packaging Papers [1]	10.0	21.6	242.9	254.2	292.2	313.9
Corporate and Other [1]	(23.2)	(24.2)	100.6	100.5	121.7	142.5
Operating profit from Ordinary Activities before interest & income tax	184.9	189.7				
Net Interest	(68.5)	(48.5)				
Operating Income Tax Expense	(24.8)	(32.5)				
Income tax – Australian Tax Consolidation [4]	77.0					
Outside Equity Interests	(0.1)	(0.2)				
Inter-segment Sales			(504.5)	(478.2)		
Unallocated Assets (deferred tax assets)					47.6	40.6
Total:	168.5	108.5	7,574.1	6,211.6	4,383.5	4,780.1
Geographic Segments [2] [3]						
Australia & New Zealand [1]	24.2	72.3	1,555.2	1,641.5	1,719.4	1,775.2
North America [1] [2]	25.3	16.4	1,019.6	904.3	410.8	421.9
Europe [1] [2]	132.0	98.9	4,905.9	3,576.1	2,149.5	2,483.7
Asia [1] [2]	3.4	2.1	93.4	89.7	56.2	58.7
Operating profit from Ordinary Activities before interest & income tax	184.9	189.7				
Net Interest	(68.5)	(48.5)				
Operating Income Tax Expense	(24.8)	(32.5)				
Income tax – Australian Tax Consolidation [4]	77.0					
Outside Equity Interests	(0.1)	(0.2)				
Unallocated Assets (deferred tax assets)					47.6	40.6
Total:	168.5	108.5	7,574.1	6,211.6	4,383.5	4,780.1

(1) Profit before interest and income tax.

(2) Buhrmann's paper merchanting division included from 1/11/03.

(3) The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the region where the business is based.

(4) Once only benefit of entering Australian Tax Consolidation of $77 million.

PaperlinX

Australia & New Zealand

		12 mnths Jun 05	12 mnths Jun 04
Sales Volume	'000 tonnes	607	605
Sales Revenue	A$m	1,026	1,050
Operating Profit before Interest & Tax	A$m	24.0	29.1

Average selling prices were down 2.5% in the Australia and New Zealand markets reflecting the competitive pressures and the AUD/USD exchange rate. The lower selling prices adversely impacted profit by $6 million. The business maintained sales volumes at the same level as the prior year.

Sales volumes in the sheet fed sector and the web sector increased, however selling prices reduced due to currency and competition from low priced imports.

In New Zealand selling prices have reduced over the last six months due to competitor activity to increase market share. PaperlinX is maintaining volume at reduced margins.

One of the major profit improvement programmes completed during the year was the centralisation of the Melbourne, Australia, operations to one facility. The cost of implementing the project adversely impacted profit in the year, but will positively add to earnings in future years through lower warehouse, distribution and administration costs.

Working capital was reduced by 10% from the prior year through improved debtor collections and creditor terms. Working capital to sales ratio has also improved, despite the lower selling prices.

Both the Australian and New Zealand businesses continue to hold solid market shares and deliver healthy returns.

In France and Ireland restructuring was implemented to reduce costs and improve service levels. An acquisition in Denmark in November 2004 has been smoothly integrated into the existing business, with the anticipated benefits now being achieved. The business in Sweden was sold in February 2005 as it was not capable of achieving an acceptable sustainable level of return. The once off costs of the restructures and integrations adversely affected profit in the year, but result in a lower cost base going forward.

Funds invested in Europe have reduced predominantly through proactive management of working capital. Working capital as a percentage of sales reduced compared to the prior year. Combined with the increased profit, return on funds employed continues to improve and is in excess of the groups' weighted average cost of capital.

Projects to further increase the business synergies including IT, supply and logistics, are being pursued, as are acquisition opportunities for further consolidating European merchanting.

PaperlinX

Asia

		12 mnths Jun 05	12 mnths Jun 04 (1)	12 mnths Jun 04 Proforma
Sales Volume	'000 tonnes	75	71	77
Sales Revenue	S$m	109	99	108
Operating Profit before Interest & Tax	S$m	3.7	2.2	2.3

(1) Includes Buhrmann's Paper Merchanting Division for 8 months, acquired 1/11/03.

Market demand remained consistent in Asia throughout the year. Average selling prices increased 3.5% which was achieved through a disciplined approach to the market by suppliers and a focus on improving the mix of our business. Volumes were down slightly on a proforma basis as we scaled back our business in Hong Kong to focus on profitable sales and to achieve a sustainable return.

Costs were reduced, particularly in Singapore, where synergy benefits have been achieved between the pre-existing and acquired businesses. The Malaysian business achieved a solid improvement over the prior year.

Improved margins have been achieved through the focus on our own or exclusive brands, which now represent in excess of 60% of sales in this region.

Overall profit and return on funds employed increased on a proforma basis by over 60%.

In the last few months the market has shown signs of softening, with selling price reductions in some grades of paper following substantial capacity increases in the region.

Paper Trading

		12 mnths Jun 05	12 mnths Jun 04 (1)	12 mnths Jun 04 Proforma
Sales Volume	'000 tonnes	190	158	185
Commission Volume	'000 tonnes	295	318	328
Sales Revenue	A$m	173	131	158
Operating Profit before Interest & Tax	A$m	2.7	3.6	3.2

(1) Includes Buhrmann's Paper Merchanting Division for 8 months, acquired 1/11/03.

Paper Products Marketing is PaperlinX's paper trading business that trades paper in over 65 countries. The business links paper manufacturers and customers, predominantly on a commission basis. The trading business performance was adversely affected by the strengthening of the Australian dollar (less commission generated) and by restructuring costs as it consolidated the former Buhrmann trading business which has been operating at a loss.

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PaperlinX

Following a strategic review of the Australian Paper business and taking steps to improve profitability, the PaperlinX Board on 24 August 2005 approved capital expenditure of $192 million plus $11 million of capitalised interest to be spent over three years to replace the bleach plant and upgrade pulping at Maryvale Mill. The project will improve product quality for copy paper and all other products, cost competitiveness and environmental performance. Additionally, miscellaneous ancillary capital projects costing an average of $18.2 million per year over three years have been approved to be carried out concurrently with the pulping capital works, thereby achieving the most cost efficient outcome.

The pulping project is expected to deliver returns in excess of the company's 12% return target for manufacturing. A separate announcement provides more detail on these expenditures and projects.

Australian Paper: Communication Papers

		12 mnths Jun 05	12 mnths Jun 04
Sales Volume	'000 tonnes	522	506
- Australia/New Zealand	%	73	78
Sales Revenue	A$m	700	715
Operating Profit before Interest & Tax	A$m	12.3	44.8

Continued intense competition from imported paper and the stronger currency combined with higher costs, have adversely impacted the Communication Papers business. On average during the year, the Australian dollar was worth USD74.5¢ compared to 70.5¢ in the prior year.

Sales volumes were stable in Australia, however they reduced by 25% in New Zealand due to the loss of a major contract to imports. Export volumes increased 24%, reflecting higher overall production and sales. Total sales volumes increased 3% to 522,000 tonnes. Solid demand has continued for two grades of paper, namely film coated offsets and coated woodfree sheets. Despite the strong demand, prices have not improved for these products which currently do not generate an adequate return.

During the year the Reflex copy paper range was successfully relaunched, with a whiter, brighter sheet. Australian Paper's market share of the Australian copy paper market (including all brands and contract volumes) for the last quarter of the year was up 10 points compared to prior year. Average selling prices in Australasia have reduced 4% compared to the prior year, with average export prices increasing 4% despite the stronger Australian currency.

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PaperlinX

CORPORATE & OTHER

		12 mnths Jun 05	12 mnths Jun 04
Sales Revenue	A$m	101	101
Operating Profit before Interest & Tax	A$m	(23.2)	(24.2)

Corporate and other includes the stationery and envelopes business as well as the corporate expenses of PaperlinX.

The stationery and envelopes business competes with imported products as well as envelopes manufactured in Australia. Competition continued at a high level, and combined with the stronger Australian currency, resulted in lower overall selling prices. Sales revenue and profit was maintained at a similar level due to the business' focus on supplying a unique range of products under well known brand names. The Tudor brand was successfully relaunched during the year.

Stationery and envelopes' working capital levels were reduced and returns on funds employed were higher than the prior year.

Corporate costs were at a similar level to the prior year.

FINANCIAL POSITION

At 30 June 2005, PaperlinX has a solid financial position with the ratio of the net debt to net debt plus equity of 32.5%, which is substantially lower than the group's target range of 40% to 50%. Interest cover remained stable throughout the year at 2.7 times. Both of the ratios are well in excess of debt covenants.

Net cash flow from operations was strong at $273 million. Net debt has reduced by $159 million to $874 million.

Minimising working capital and achieving a strong cash flow continues to be a key management focus. All businesses improved their working capital to sales ratios and the group's working capital efficiency ratios for debtors, inventory and creditors all improved on the prior year.

In February 2005 PaperlinX increased the size of its multi-currency bank debt facility from US$700 million to US$850 million to ensure adequate financial flexibility and to take advantage of competitive interest rates. PaperlinX has an appropriate mix of long, medium and short term debt.

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PaperlinX

The PaperlinX group statements of Financial Position and Financial Performance are as follows:

STATEMENT OF FINANCIAL POSITION

		PAPERLINX LIMITED AND CONTROLLED ENTITIES	
		June 2005 $m	June 2004 $m
Current Assets	$m	2,683.8	2,999.6
Non current assets	$m	1,699.7	1,780.5
Total Assets	$m	4,383.5	4,780.1
Current Liabilities	$m	1,390.5	1,341.1
Non Current Liabilities	$m	1,180.6	1,625.7
Total Liabilities	$m	2,571.1	2,966.8
Shareholders Equity	$m	1,812.4	1,813.3
Key Balance Sheet Ratios			
Net Debt	$m	873.5	1,033.1
Net debt to net debt and shareholders equity	%	32.5	36.3
Net debt to shareholders equity	%	48.2	57.0
Net tangible assets per share	$	3.21	3.15

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES 12 months ended 30 June	
	2005 $m	2004 $m
SALES REVENUE	7,574.1	6,211.6
Operating Profit from Ordinary Activities before depreciation, amortisation, interest and income tax	307.7	300.7
Depreciation and amortisation	(122.8)	(111.0)
Operating Profit from Ordinary Activities before interest and income tax	184.9	189.7
Net Interest Expense	(68.5)	(48.5)
Operating profit from Ordinary Activities before income tax	116.4	141.2
Income tax expense on Operating profit	(24.8)	(32.5)
Income tax – Australian Tax Consolidation	77.0	
Outside Equity Interests	(0.1)	(0.2)
OPERATING PROFIT	168.5	108.5

RETURN ON AVERAGE FUNDS EMPLOYED (2)

	12 mnths Jun 05	12 mnths Jun 04
Merchanting*	10.3	10.1 (1)
Australian Paper*	2.1	5.8
PaperlinX Group	6.4	7.5

* before allocation of corporate overheads

(1) excluding Buhrmann paper merchanting division

(2) EBIT / average funds employed

PaperlinX

Attachment I

Australian Equivalents to International Financial Reporting Standards ("AIFRS")

For reporting periods beginning on or after 1 January 2005, the PaperlinX group must comply with Australian equivalents to International Financial Reporting Standards ("AIFRS") as issued by the Australian Accounting Standards Board.

The financial results in this statement to the Stock Exchange have been prepared in accordance with Australian accounting standards and other financial reporting requirements ("AGAAP") applicable for the reporting period ended 30 June 2005.

The adoption of AIFRS does not have any effect on the strategy and business management of the PaperlinX group.

The PaperlinX group has established a formal project, monitored by a steering committee, to achieve transition to AIFRS reporting. The first reporting period is the half year ending 31 December 2005.

The following information detailing the estimated impact of adopting AIFRS is based on AIFRS standards that management expect to be in place when preparing the first complete AIFRS financial report for December 2005. The AIFRS standards are not yet finalised and hence changes in the standards or interpretation of them can affect the estimated impacts on the financial reports.

This commentary provides only a summary. Further details will be included in the PaperlinX Financial Report for June 2005.

The significant impacts on PaperlinX of adopting AIFRS are anticipated to be in the areas of:

(i) Defined benefit retirement plans
(ii) Impairment of non-current assets
(iii) Non-amortisation of goodwill
(iv) Non-depreciation of impaired non-current assets
(v) Business combinations/acquisitions.

The areas of minor impact on PaperlinX of adopting AIFRS, for which further detailed information is included in the PaperlinX Financial Report for June 2005, are:

(i) Share based payments
(ii) Employee share plan loans
(iii) Shares held in trust
(iv) Income tax
(v) Disposal of foreign denominated subsidiaries
(vi) Reclassification of computer software
(vii) Revenue disclosures in relation to the sale of non-current assets
(viii) Reclassification of other income.

Goodwill, which is not amortised under AIFRS and intangible assets (brand names) that have an indefinite useful life are tested for impairment annually.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not practical to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

A cash generating unit will be the smallest identifiable group of assets that generate independent cash inflows. Each cash-generating unit must be no larger than a segment.

An impairment loss will be recognised in the profit and loss whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount.

Impairment losses recognised in respect of a cash generating unit will be allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts. The discount rate used equates to the consolidated entity's pre tax weighted average cost of capital, applicable to the assets being funded, being 9.5%.

On transition to AIFRS on 1 July 2004, the estimated adjustments are:

- Decrease in retained earnings of $169.6 million, comprising:
  - Decrease in property, plant and equipment of $242.3 million
  - Tax effect of impairment of $72.7 million.

For the year to 30 June 2005 the estimated impacts are:

- Decrease in net profit after tax of $11.7 million, comprising:
  - Impairment expense on plant and equipment of $16.7 million
  - Tax effect of expense of $5.0 million.

The impairment losses relate wholly to the Australian Paper manufacturing business.

(iii) Non-amortisation of goodwill

Under current AGAAP, as adopted, goodwill is amortised on a straight line basis over the period which the benefits are expected to arise and not exceed 20 years.

Under AIFRS, amortisation of goodwill is prohibited and will be replaced by annual impairment testing focusing on the cash inflows of the applicable cash generating unit.

There is no transition effect.

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PaperlinX

Summary of Transition Adjustments

The following tables set out the expected adjustments to the consolidated entity at transition to AIFRS as at 1 July 2004.

	1 JULY 2004 CONSOLIDATED A$M				
	Contributed Equity	Reserves	Retained Profits	Outside Equity Interest	Total Equity
Net assets as at 1 July 2004 under AGAAP	1,693.8	(18.7)	137.0	1.2	1,813.3
• Defined benefit plans	-	-	(36.8)	-	(36.8)
• Employee Share Plan loans	(3.4)	-	-	-	(3.4)
• Shares held in trust	-	-	3.6	-	3.6
• Shares held in trust, reclassification as a "negative" reserve	-	(9.7)	(0.5)	-	(10.2)
• Impairment of non-current assets	-	-	(169.6)	-	(169.6)
• Income tax	-	-	(0.2)	-	(0.2)
Net assets as at 1 July 2004 under AIFRS	1,690.4	(28.4)	(66.5)	1.2	1,596.7

	1 JULY 2004 CONSOLIDATED A$M		
	AGAAP	Adjustments	AIFRS
Current Assets	2,999.6	(3.0)	2,996.6
Non-current Assets			
- Property, plant & Equipment	1,343.4	(312.4)	1,031.0
- Intangibles	364.4	70.1	434.5
- Other	72.7	11.2	83.9
Total Non-current Assets	1,780.5	(231.1)	1,549.4
Total Assets	4,780.1	(234.1)	4,546.0
Current Liabilities	1,341.1	-	1,341.1
Non-current Liabilities	1,625.7	(17.5)	1,608.2
Total Liabilities	2,966.8	(17.5)	2,949.3
Net Assets	1,813.3	(216.6)	1,596.7

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PaperlinX

Accumulated Impact on Statement of Financial Position at 30 June 2005

The following tables set out the expected adjustments to the consolidated entity upon adoption of AIFRS as at 30 June 2005. The adjustments are the accumulated adjustments for both the transition at 1 July 2004 and the year 30 June 2005.

	30 JUNE 2005 CONSOLIDATED A$M				
	Contributed Equity	Reserves	Retained Profits	Outside Equity Interest	Total Equity
Net assets as at 30 June 2005 under AGAAP	1,694.2	(63.8)	181.1	0.9	1,812.4
• Defined benefit plans	-	9.6	(62.2)	-	(52.6)
• Share based payments	-	-	-	-	-
• Employee Share Plan loans	(2.7)	-	-	-	(2.7)
• Shares held in trust	-	-	2.4	-	2.4
• Shares held in trust reclassification as a "negative" reserve	-	(9.7)	-	-	(9.7)
• Impairment of non-current assets	-	-	(181.3)	-	(181.3)
• Income tax	-	-	(0.5)	-	(0.5)
• Non amortisation of goodwill	-	-	20.1	-	20.1
• Non depreciation of non-current assets impaired as at 1 July 2004	-	-	7.1	-	7.1
• Disposal of foreign subsidiary	-	1.7	(1.7)	-	-
• Business combinations / acquisitions	-	0.6	(8.8)	-	(8.2)
Net assets as at 30 June 2005 under AIFRS	1,691.5	(61.6)	(43.8)	0.9	1,587.0

	30 JUNE 2005 CONSOLIDATED A$M		
	AGAAP	Adjustments	AIFRS
Current Assets	2,683.8	(4.9)	2,678.9
Non-current Assets			
- Property, plant & Equipment	1,298.2	(320.4)	977.8
- Intangibles	332.2	83.5	415.7
- Other	69.3	23.6	92.9
Total Non-current Assets	1,699.7	(213.3)	1,486.4
Total Assets	4,383.5	(218.2)	4,165.3
Current Liabilities	1,390.5	-	1,390.5
Non-current Liabilities	1,180.6	7.2	1,187.8
Total Liabilities	2,571.1	7.2	2,578.3
Net Assets	1,812.4	(225.4)	1,587.0

PaperlinX

825061

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

PRESS RELEASE

25 August, 2005

NEWS RELEASE

PAPERLINX TO UPGRADE MARYVALE KRAFT PULP CAPACITY

The PaperlinX Board today approved the installation of a new ECF bleaching plant and upgrade of kraft pulping at Australian Paper's Maryvale Mill in Victoria. This project, expected to be completed in 2008, will result in Maryvale Mill becoming self sufficient in terms of its pulp requirements at a substantially lower cost of pulp. The capital cost is $192 million (plus capitalised interest of $11 million). In addition, the Board have approved ancillary capital works totalling $55 million ($18.2 million per year for three years) which will be carried out concurrently with the pulp project.

The project will:

- Improve long term returns, increase the profitability of Australian Paper, and underpin the strategic value of the Maryvale Mill,
- Earnings per share accretive from project completion,
- Comfortably exceed the company's 12% return on funds employed target for manufacturing on completion of the three year investment plan (completed in 2008),
- Improve the quality of all paper and packaging products produced at Maryvale, while moving the mill into a position of pulp self sufficiency,
- Enhance environmental performance,
- Lower production costs for both pulp and paper production, enhance productivity, improve competitiveness and improve labour flexibility.

The ancillary concurrent works have been approved to achieve maximum construction efficiency to optimise the construction period and would normally fit within the regular capital expenditure plans of the mill over the three year period of the project.

Approval for the project is contingent on the construction unions signing the industrial project agreement as has been negotiated with them within 7 days of the Board approval.

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Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.

NEWS RELEASE

Additional Background Information

Australian Paper is the paper manufacturing arm of PaperlinX. Maryvale Mill is Australian Paper's largest manufacturing site and annually produces around 280,000 tonnes of high quality communications paper and 340,000 tonnes of packaging papers.

The rebuild involves the three existing pulp mills at Maryvale, construction of a new 210,000 tonne ECF bleach plant, and a rebuild of associated facilities for power production and chemical recovery.

Following completion of the rebuild Maryvale will produce 175,000 tonnes per year of bleached hardwood pulp, 40,000 tonnes per year of bleached softwood, 180,000 tonnes of unbleached softwood pulp, 100,000 tonnes per year of NSSC pulp and have the capacity to handle 100,000 tonnes of waste paper. Bleached pulp capacity increases by 80,000 tonnes, the amount of pulp currently imported for this facility.

Web Cast of Management Presentation

A presentation on this project will be web cast live following the full year results presentation which commences at 9.30am AEST on Thursday 25 August. Both presentations will also be available on archive shortly after their conclusions. Both the live web cast and archives will be available on www.paperlinx.com.

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PaperlinX

Final Results 2004 / 2005

25 August 2005

825061

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Year in Review

- 2004 market momentum lost in the second half
- Good progress made on key areas under our control
  - Working capital
  - Internal cost management in merchants
- PaperlinX has come through a difficult year in a good financial position
- Key long term opportunities progressed
  - Pulp project
  - Merchanting synergies
  - Brands

Strategic Position

- A well diversified earnings base
- World's only global fine paper merchant
- Unique Australian manufacturing with key long term strategic advantages
  - Reflex brand
  - Local supply
  - Long term customer contracts
  - High quality fibre supply
- Scope for increased returns
  - Global and regional synergies in paper merchanting
  - Cost reductions and strategic manufacturing investments
  - Continued structured working capital reduction

Economic Background

- European economic performance was subdued, volumes were weak and average prices were below the prior period
- First half economic performance improved in USA with woodfree coated paper demand increasing - underpinning announced selling price increases in the USA
- Australian pricing was weak in
- All major markets saw reduced demand in second half
- Significant currency movements have negatively impacted profits
  - Impact on Australian paper selling prices
  - Affecting export earnings from Australia
  - Translation of foreign currency earnings
- Higher international oil prices and freight rates have increased underlying industry cost base
- No signs yet of cyclical upturn

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Coated Woodfree Paper Demand – Apparent Consumption

	Period change versus prior year		
	1st half	2nd half	Turnaround
US	+ 15.8%	- 4.6%	- 20.4 pts
Europe	+ 4.8%	- 0.2%	- 5.0 pts

Source: Risi, Cepifine, PaperlinX estimates
US – apparent consumption
Europe – deliveries to W Europe

- Weaker second half consumption in both US and Europe
- PaperlinX volumes were at or ahead of both the US and European market growth (excluding restructuring)

Result Summary

x Weak global demand for paper leading to declining prices in Europe and Australia

x Manufacturing issues on M4 / Impact of Maryvale fatality

x Australian manufacturing profit impacted by strong A$ and lower A$ priced import competition

✓ Paper selling price rises in the USA and Asia

✓ Merchant synergy targets exceeded

✓ Lower working capital, working capital / sales ratios and strong cash flow achieved

✓ Improving returns in paper merchanting:
  - Based on internal focus, productivity gains, synergy benefits
  - Reflects success of merchanting acquisitions
  - European acquisition strongly earnings per share accretive

✓ Overall volume growth ahead of market growth

✓ Positive impact of Australian Tax Consolidation

✓ Sound balance sheet ratios

Financial Summary

		12 months to June 2004	12 months to June 2005	Change
Revenue	$m	6,212	7,574	+ 22%
Operating Earnings (PBIT)	$m	190	185	- 3%
Net Profit after Tax excluding ATC	$m	109	92	- 16%
Net Profit after Tax including ATC	$m	109	169	+ 55%

Australian Tax Consolidation (ATC) benefit $77m

Key Financial Measures

		12 months to June 2004	12 months to June 2005
Working Capital	$m	1,417	1,234
Working Capital / Sales	%	18.6	16.3
Operating cash flow	$m	403	273
Return (PBIT / Average funds employed)	%	7.5	6.4
Earnings per share (before goodwill amortisation)	cps	28.6	42.3
Final dividend per share	cps	14.0	12.0
Total dividend per share	cps	27.5	25.5

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Dividend

- Final dividend for year of 12cps, unfranked
  - Brings total dividend to 25.5cps
  - Made up of 10 cps operating dividend and 2cps from ATC benefit
- Operating dividend set at sustainable level
  - Payment ratio aiming at 70% of reported earnings per share
- Total dividend reflects
  - Cyclically low manufacturing earnings
  - Strong financial position of Group
  - Benefit of ATC
  - Strong cash flow
- Supported by growth in paper merchanting

Financial Highlights

✓ Strong cash flow - $273 million

✓ Solid financial position – 33% debt/debt plus equity

✓ Balanced debt structure both in currency exposure and term

✓ Substantial headroom to fund company needs

✓ Increase in funding availability completed

✓ Strong internal cost control and improved productivity

✓ Capital expenditure at 83% of depreciation over past 5 years

✓ Australian tax consolidation benefit of $77m

PaperlinX Gearing


%
50
45
40
35
30
25
20
15
10
5
0
Target Gearing range 40 - 50%
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05

Key Results – Net Profit After Tax


$m
200
150
100
50
0
86.9*
105.6
123.0
132.1
108.5
168.5*
91.5
Jun '00
June '01
June '02
June '03
June '04
June '05

** proforma*

** includes ATC benefit*

Key Variances in 2004/05:

- Solid returns from Paper Merchanting
- Weak European and Australian demand
- Generally soft international paper selling prices
- Impact of stronger Australian and Canadian dollars
- Manufacturing issues
- ATC benefit

PaperlinX Group PBIT (A$m)


300
250
200
150
100
50
0
-50
1999/2000
2000/2001
2001/2002
2002/2003
2003/2004
2004/2005
AP - Pack Papers
AP - Comm. Papers
Aust/NZ Merchants
NA Merchants
Eur Merchants
Asia Merchants
PPM
Other Bus. / Corporate
Total

PaperlinX

Key Operating Earning Changes


Key Operating Earning Changes
240
230
220
210
200
190
180
170
2004 EBIT
Europe
Nth America
ANZ
Total Merchanting
Comm. Papers
Pack. Papers
2005 EBIT

Net EBIT impact in 2005 of:						
Restructures	↓		↓	↓	↓	↓
Costs	↑	↑	↑	↑	↓	↓
Volume	↑	↑		↑	↓	↓
Price	↓	↑	↓	↓	↓	↓
Exchange		↓	↓		↓	↓

↑ Increased EBIT

↓ Decreased EBIT

PaperlinX

Key Financial Statistics

		June 2004	June 2005
Sales volume (including commission sales)	Million Mt	3.9	4.6
Sales revenue	$m	6,212	7,574
Profit before interest, income tax, depreciation and amortisation	$m	300.7	307.7
Profit before interest and income tax	$m	189.7	184.9
Profit after tax, before goodwill amortisation (excl ATC)	$m	126.0	111.6
Profit after tax before ATC	$m	108.5	91.5
Profit after tax including ATC	$m	108.5	168.5
Return on average shareholders equity (incl. ATC)	%	6.2	9.4
Net Interest cover	X	3.9	2.7
PBITA / Average funds employed	%	8.2	7.1
PBIT / Average funds employed	%	7.5	6.4

Financial Summary

		June 2004	June 2005
Earnings per share, before goodwill amortisation	cps	28.6	42.3
Earnings per share (before goodwill and ATC)	cps	28.6	25.0
Earnings per share	cps	24.7	37.8
Dividend	cps	27.5	25.5
Dividend franking	%	0	0
Net Operating Cash Flow	$m	403	273
Capital Expenditure (excluding acquisitions)	$m	55	86
Capital Expenditure (including acquisitions)	$m	1,178	131
Net tangible assets per share	$	3.15	3.21
Shareholders Equity (30 June)	$m	1,813	1,812
Net Debt / Equity	%	57.0	48.2
Net Debt / Net Debt & Equity	%	36.3	32.5

Australian Tax Consolidation (ATC)

- Australian legislation enacted 2003
- Parent companies and wholly owned Australian subsidiaries
- PaperlinX elected to consolidate from 1 July 2003
- Reset cost base of certain depreciable assets
- Required a restatement of deferred tax balances in the balance sheet
- Resulted in net tax adjustment of $77m through the profit statement

Australian International Financial Reporting Standards (AIFRS)

- Does not impact operations, strategy or business performance
- All Australian companies required to report under AIFRS from first reporting period after 1 January 2005. i.e. for PaperlinX the year 1 July 2005 to 30 June 2006.
  - Opening entries are in balance sheet 1 July 2004
  - Comparatives are prepared for the prior year (i.e. 1 July 2004 to 30 June 2005)
- May result in future reported earnings volatility predominantly due to
  - Impairment testing
  - Defined benefit pension plan
  - Financial instruments (from 1 July 2005)
- PaperlinX results for 2005 are based on existing reporting standards
  - 2005 results are restated under AIFRS for comparative purposes for the 2006 reporting year.

Changes Impacting PaperlinX from AIFRS

Major changes

- Impairment testing of non-current assets
- Defined benefit retirement plans
- Equity based Remuneration - share options and shares
- Non amortisation of goodwill
- Business combinations / acquisitions

Minor changes

- Reclassification of computer software to intangibles
- Financial instruments
- Income Tax

Adoption of AIFRS areas of impact:

(i) Opening transitional balance sheet entries at 1 July 2004

(ii) Annually through profit and loss

AIFRS Key Impacts

Impairment charges

- Decrease in retained earnings of $169.9 million at 1/7/2004
- Decrease in net profit after tax of $11.7 million for 2004 / 05

Defined benefit Retirement plans

- Decrease in retained earnings of $37 million at 1/7/2004
- Decrease in net profit after tax of $0.3 million in 2004 / 05

Non Amortisation of Goodwill

- Increase in net profit after tax of $20.1 million for 2004 / 05

Non Depreciation of non-current assets

- Increase of net profit after tax of $7.1 million for 2004 / 05

Business Combinations

- Decrease of net profit after tax of $8.8 million for 2004 / 05

Overall

1/7/2004 retained earnings reduction $204 million

2004 / 05 net profit after tax increase $1.4 million

For more details please refer to the PaperlinX Stock Exchange release. Full details in the Financial Report

825061

Corporate and Other

		12 months Jun 04	12 months Jun 05	Change %
Sales Revenue	$m	101	101	nc
Profit before Interest & Tax	$m	(24)	(23)	nc

- Spicers Stationery and Envelopes
  - Lower average prices due to currency
  - Benefits from brand focus supports sales and PBIT
  - Improved returns
- Underlying corporate costs similar to prior year

Merchanting

		12 months Jun 04 Actual	12 months Jun 04 Proforma	12 months Jun 05 Actual	Change % Actual
Sales Volume	'000 tonnes	3,060	3,848	3,813	25
Sales Revenue	$m	5,620	7,153	7,035	25
Profit Before Interest & Tax	$m	148	179	186	26
Return on Average Funds Employed	%	10.1	-	10.3	



'000 tonnes
SALES VOLUME
4000
3500
3000
2500
2000
1500
1000
500
0
Jun' 00
Jun-01
Jun '02
Jun '03
Jun '04
Jun '05



$m
PBIT
200
150
100
50
0
Jun '00
Jun '01
Jun '02
Jun '03
Jun '04
Jun '05

Merchanting

- Pro forma volumes down 1%, revenues down 2%, PBIT up 4%
- Acquisitions have exceeded synergy targets and are earnings per share accretive
- Working capital to sales ratio reduced in all regions
- Global platform now integrated
  - Provides opportunity for further synergy benefits in IT, logistics, supply
  - Provides additional growth opportunities based on proven model
- Well positioned to take advantage of industry consolidation to build on leading position

Merchanting – Australia and New Zealand

		12 months Jun 04	12 months Jun 05	Change %
Sales Volume	'000 tonnes	605	607	1
Sales Revenue	$m	1,050	1,026	(2)
Profit Before Interest & Tax	$m	29.1	24.0	(17)

- Ongoing pressure on paper selling prices with a 2.5% reduction in average selling price impacting earnings
- Weaker market conditions in the second half
- One-off costs in 2005 relating to successful warehouse consolidations
- Lower returns despite good performance in working capital

825061

Merchanting - North America

		12 months Jun 04 Actual	12 months Jun 04 Proforma	12 months June 05 Actual	Change % Actual
Sales Volume	'000 tonnes	391	404	416	6
Sales Revenue	US$m	573	616	662	15
Profit before Interest & Tax	US$m	12.0	13.6	18.2	52

- Proforma volumes up 2.7%, revenue up 7.5% and PBIT up 34%
- Improved market conditions in the USA through most of 2005
- Reduced costs led to improved margins in both the USA and Canada
- Canadian paper selling prices down 3% due to exchange rate
- Volume growth ahead of the market
- Strong performance from Kelly Paper
- Significantly improved return on funds employed

Merchanting - Asia

		12 months Jun 04 Actual	12 months June 04 Proforma	12 months Jun 05 Actual	Change % Actual
Sales Volume	'000 tonnes	71	77	75	6
Sales Revenue	S$m	99	108	108	9
Profit before Interest & Tax	S$m	2.2	2.3	3.7	68

- Stable regional demand with average paper selling prices up 3.5%
- Benefit of restructuring and focus
- Improved margin and reduced working capital
- Improved return on funds employed
- Softening market late in the year

Paper Trading

		12 months Jun 04 Actual	12 months Jun 04 Proforma	12 months Jun 05 Actual	Change % Actual
Sales Volume	'000 tonnes	158	185	190	20
Commission Volume	'000 tonnes	318	328	295	
Sales Revenue	A$m	131	158	173	32
Profit before Interest & Tax	A$m	3.6	3.2	2.7	(25)

- Commission based business
- Selling prices and margins under pressure
- Impacted by restructuring costs

PaperlinX Europe

		12 months Jun 04 Actual	*12 months Jun 04 Proforma	*12 months Jun 05 Actual	Change % Actual
Sales Volume	'000 tonnes	1,835	2,576	2,534	38
Sales Revenue	€m	2,092	2,942	2,828	35
Profit before Interest & Tax	€m	57.9	75.1	77.5	34

*Note: 2004 includes The Paper Company for 12 months and PaperlinX Europe for 8 months

- Proforma volumes down 1.6%, revenues down 3.9% and PBIT up 3.2%
- Weak market conditions prevailed through 2005 on the continent with the UK weakening late in the year
- Average paper selling prices down 2.3%
- Benefits of focus on cost management and working capital
- Strengthened overall market position
- Return on funds employed supported by internal efficiencies.

325061

Europe - Accomplishments

- Growing market position in UK
- 10% growth in own brand sales
- Completion of restructuring of French business
- Improved German profitability
- Restructuring of Irish businesses
- Portugal business down-sized and realigned
- Small bolt on acquisition in Denmark
- Swedish market exited
- Ongoing synergy opportunities progressed
  - Information Technology
  - Logistics
  - Supply

Australian Paper – Consolidated

		12 months Jun 04	12 months Jun 05	Change %
Sales Volume	'000 tonnes	836	840	0
Sales Revenue	$m	969	943	(3)
Profit Before Interest & Tax	$m	66.4	22.3	(66)
Return on Average Funds Employed	%	5.8	2.1	


'000 tonnes
SALES VOLUME
1000
900
800
700
600
500
400
300
200
100
0
Jun' 00
Jun-01
Jun '02
Jun '03
Jun '04
Jun '05


$m
PBIT
200
180
160
140
120
100
80
60
40
20
0
Jun '00
Jun '01
Jun '02
Jun '03
Jun '04
Jun '05

Australian Paper - Consolidated

- Earnings impacted by exchange related effects
  - Lower domestic prices
- Cost increases from fuel / distribution, wages, raw materials
- Paper machine performance
- Maryvale fatality

Australian Paper - Communication Papers

		12 months Jun 04	12 months Jun 05	Change %
Sales Volume	'000 tonnes	506	522	3
- Australia / New Zealand	%	78	73	
Sales Revenue	$m	715	700	(2)
Profit Before Interest & Tax	$m	44.8	12.3	(73)

- Reduced Australian sales volumes and margin
- Increased lower margin exports
- Impact of stronger Australian dollar
  - Lower average Australian paper selling prices – down 4%
  - Reduced imported pulp costs
- Core brand support
  - Relaunch of Reflex and Australian helped turn market share
  - Overall up 10 pts
- Australian paper market softer at end of period

Australian Paper - Packaging Papers

		12 months Jun 04	12 months Jun 05	Change %
Sales Volume	'000 tonnes	330	318	(4)
• Australia / New Zealand	%	81	77	
Sales Revenue	$m	254	243	(4)
Profit Before Interest & Tax	$m	21.6	10.0	(54)

- Reduced Australian linerboard demand and overall volume
- Exchange Impact
  - Lower ANZ selling prices for sack and bag
- Operational difficulties on M4 impacted efficiencies
  - New production manager, tail feeding equipment, camera systems

Australian Paper - Consolidated

- External conditions remain difficult
- Structural issues being addressed
  - M4 performance improving
  - M1 semi-extensible upgrade in commissioning phase on schedule
  - Pulp mill upgrade and new bleach plant to improve product quality, cost competitiveness and environmental performance
- Focus on brands and customers
- Evaluate opportunities to optimise production capacity
- New safety programme

Pulp Mill Upgrade and New ECF Bleach Plant

- Upgrading Maryvale Mill's pulp capacity and replacing the existing bleach plant – total cost $192 million (plus $11 million of capitalised interest)
- Upgrade of ancillary services – total cost $55 million from ongoing capital expenditure budget ($18.2 million per year over 3 years)
- Underpinning business capacity to meet "through the cycle" return targets
- *Improves competitive position both in terms of cost and product quality*
- Leverages on strategic advantages
- Improves environmental performance
- Separate presentation to follow providing additional detail

Australian Paper Return on Funds Employed


%
18
16
14
12
10
8
6
4
2
0
Target Level
2000
2001
2002
2003
2004
2005

Actions to achieve 12% ROAFE


R O A F E
F'05 Result
M1 upgrade
Pulp mill upgrade
Operational
• Continuous improvement
• Capacity balancing
• Capex
• Supply chain
70¢ Dollar
Average through the cycle
12%
Unquantified:
• Benefits of further major capital projects
• Increased pricing from improved supply/demand cycle
Existing earnings base

Business Outlook - Overall

- First half F'06 reflects continuation of weakened second half F'05 environment
  - Current weak levels of paper demand seen through year end
  - Paper selling prices will be impacted by demand and currency relativities
- Improving trend in domestic sales of Australian made copy paper
- Improvement in returns for paper merchanting
  - Ongoing focus on cost management and working capital
  - Regional and global synergy benefits
- Opportunities to build on merchanting platform
- Structural changes in Australian Paper to improve competitiveness and product quality – no quick fix

Business Focus

- Secure cost and synergy benefits
- Grow brands
- Invest in areas of competitive advantage
- Reduce working capital
- Prioritise activities based on value creation

PaperlinX

This document is not a prospectus. It has been prepared solely for the purpose of information and does not constitute, nor is it intended to constitute, an offer or invitation to any person to buy or sell shares in PaperlinX Ltd. PaperlinX Ltd and its related entities and each of their respective directors, officers and agents (all, 'PaperlinX') have prepared the information contained in this document in good faith and have attempted to ensure that it is accurate at the time of preparation. However, no warranty is made as to the accuracy or reliability of any statements, estimates or opinions or other information contained in this document (any of which may change without notice) and, to the maximum extent permitted by law, PaperlinX disclaims all liability and responsibility for any direct or indirect loss or damage which may be suffered by any recipient through relying on anything contained in or omitted from this document.

PaperlinX strongly advises any reader to make their own enquiries and to seek independent professional advice before making any investment decisions.

PaperlinX Limited - 307 Ferntree Gully Rd, Mt Waverley, Victoria 3149, Australia - ABN 70 005 146 350

825061

PaperlinX

Maryvale Pulp Capacity Upgrade

25 August 2005

825061

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from the future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements made in this presentation to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Scale of Work

- Upgrade of Maryvale Mill's pulp capacity and installation of world class ECF bleach plant – total cost $192 million (plus $11 million in capitalised interest)
  - Increases capacity by 80,000 tonnes – mix of softwood and hardwood pulp
  - Maryvale to pulp self sufficiency – eliminates imported pulp
- Upgrade of ancillary services – total cost $55 million ($18.2 million per year for three years)
  - Optimises scheduling
  - Minimises costs
- Start up scheduled for 2008
- >12 % ROFE, earnings per share accretive post start up

Strategic Rationale

- Focussing resources to strengthen existing businesses
- Underpinning business capacity to meet through the cycle return targets
- Enhancing existing infrastructure investment
- Manning flexibility and work place changes
- Enhanced offer for customers
- Improving competitive position
  - Lower production costs
  - Improved product quality
- Improved environmental performance

Financial

- Comfortably exceeds 12% return target for manufacturing
- Earnings per share accretive
- Limited impact on gearing over course of project
- Funded from operating cash flow and existing facilities
- Ancillary projects part of normal capital expenditure
- Phasing of pulp upgrade and bleach plant capital expenditure
  - 2005/6 $27m
  - 2006/7 $115m
  - 2007/8 $61m

825061

Actions to achieve 12% ROAFE for AP



ROAFE
70¢ Dollar
Average through the cycle
12%
Operational
• Continuous improvement
• Capacity balancing
• Capex
• Supply chain
Pulp mill upgrade
M1 upgrade
F'05 Result
Unquantified:
• Benefits of further major capital projects
• Increased pricing from improved supply/demand cycle
Existing earnings base

PaperlinX

Leveraging Strategic Advantages

- Fibre supply
  - Plantation based softwood supply
  - Sustainable hardwood supply from State Managed Forests and plantations
  - Move to 100% plantation hardwood over time for bleached pulp production
- Strong brands in Australia
  - Reflex and Reflex Recycled
- Local supply
- Amcor Contract

PaperlinX

Environmental Benefits

- World class ECF bleaching process
- Fibre supply
  - Moving to 100% plantation supply as soon as practicable
  - Sustainable hardwood supply from residues from state managed forests
  - Local plantations
- Improved recycling of water, chemicals and fibre
- Increased production and use of renewable energy
- Net reduction of greenhouse gases
- Reduced mill effluent – waste discharges well below licence limits
- Reduced environmental “footprint” of the site

PaperlinX


WOODYARD & WOOD PROCESSING
PULP STORAGE

PaperlinX

825061

Exposure to Pulp Cycle Eliminated

Reduced exposure to the pulp cycle



1,200
1,000
800
600
400
200
-
Imported BPK pulp cost (A$/t)
2000-2005 average imported pulp cost: A$866/t
PaperlinX forecast assumption(1): US$550/t
2000
2001
2002
2003
2004
2005
Current manufacturing cost
Expected manufacturing cost post-project
Historical imported pulp cost (A$/t)
2000-2005 average imported pulp cost (A$/t)
PaperlinX forecast assumption (US$550/t)

Note:
(1) PaperlinX forecast assumption of US$550/t at an AUD:USD exchange rate of 70c (A$786/t)

Source: Datastream, PaperlinX

PaperlinX

Cost Competitiveness

% of current production cost



130%
120%
110%
100%
90%
80%
70%
60%
New Hardwood pulp production cost
Current Hardwood pulp production cost
Imported Hardwood pulp current delivered cost
Imported Hardwood pulp long run delivered cost

PaperlinX

Key Assumptions

- Pulp and paper prices
  - Assuming long run average level for hardwood pulp at USD510
  - Assuming long run average level for softwood pulp at USD550
  - Assuming no domestic paper selling price appreciation
- Demand outlook
  - Assuming long term copy paper market growth in line with long run Australian average GDP growth – lower than historic trend
- Exchange rate
  - Long run average rate for USD at 70c post 2008

Underpinning Support

- Maryvale employees and unions
  - Agreement over changes in work practices
- Construction Agreement
  - Defined terms and costs agreed with Construction Unions (agreement to be signed)
- State Government
  - Agreement over transitional wood supply and waste treatment
- Plantation Owners
  - Agreement with external parties to establish plantations

825061

Wood Supply

- Additional 200,000 cubic metres of softwood from existing plantations
- Additional 200,000 cubic metres of hardwood from plantations to be established by third party
  - Transitional supply from State managed forests
  - Diversion of pulp wood from existing export wood chips
  - No resulting increase in State forest harvest needed

PaperlinX

Pulp Upgrade – Capacity Impact

000 tonnes	Current Capacity	Upgraded Capacity	Change
Unbleached Softwood Kraft Pulp	180	180	0
Bleached Hardwood Kraft Pulp	135	175	+ 40
Bleached Softwood Kraft Pulp	0	40	+ 40
NSSC Pulp	100	100	0
Total	415	495	+ 80

PaperlinX

Summary

- Significant benefits to production costs, product quality and environmental performance
- Strongly positive for earnings and returns following start up
- Underpins business capacity to meet through the cycle return targets
- Enhances Maryvale Mill's long term strategic advantages

PaperlinX

PaperlinX Limited - 307 Ferntree Gully Rd, Mt Waverley, Victoria 3149, Australia - ABN 70 005 146 350

PaperlinX

825061

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

25 August, 2005

PAPERLINX IN LINE WITH PRIOR GUIDANCE

PaperlinX today announced a net profit for the year to 30 June 2005 excluding the Australian Tax Consolidation (ATC) benefit of A$91.5 million (A$108.5 million in the prior corresponding period), on revenue of A$7.5 billion (A$6.2 billion). Earnings before interest and tax (EBIT) decreased 3% to $184.9 million. Net profit including a A$77 million one off benefit arising from the company's election to enter the Australian Tax Consolidation regime was $168.5 million. A final, unfranked, dividend of 12.0 cents per share has been declared comprising 10 cents from ongoing operating earnings after tax and 2 cents per share special dividend from the ATC benefit.

Announcing the result today, PaperlinX's Chief Executive Officer, Mr Tom Park, said, "The highlight in these results has been our ability to make gains in the areas under our control in a difficult market. We were able to reduce working capital, produce a solid operating cash flow of $273 million and reduce Group gearing to 33% (net debt to net debt plus equity) despite lower earnings. Working capital to sales ratios improved in all regions and businesses despite lower selling prices in most markets. The return on the funds employed from our global merchanting business improved to 10.3% from 10.1%, though our return on average funds employed for the Group was lower at 6.4% compared with 7.5% in the prior year, as earnings from our Australian Paper manufacturing business were under increasing pressure from soft markets and lower imported paper selling prices."

Mr Park further commented, "Market conditions have remained challenging as we enter the new financial year, and have not improved from the soft environment experienced in the June quarter. However, we will remain focused on those actions that we can control. The pulp mill upgrade at the Maryvale Mill announced today is a very tangible example of investing to secure value in a key strategic asset while enhancing our long term competitiveness and returns.

"We have a clear plan to lift the total returns from Australian Paper, though will need some improvements in the external environment to realise our return targets through the cycle.

"The merchanting business acquired in Europe has performed well, exceeded its cost and synergy targets and has exceeded earnings per share targets. Our global merchanting platform is now integrated and provides us the opportunity to identify and pursue additional efficiency and synergy benefits while lifting service to our customers."

NEWS RELEASE

In summary, Mr Park said, "2005 was a difficult year and we didn't see any improvements in our markets through the calendar year end. However we will continue to build on our robust strategic position, investing as appropriate and continuing to reduce costs, working capital and improve productivity.

"I would like to thank my fellow employees around the world for the hard work that has established the base we now have from which PaperlinX can grow its returns into the future. It has been a very challenging year, but our people have remained focussed on their key targets."

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barry J Jackson
Date of last notice	7 September, 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31st August, 2005
No. of securities held prior to change	26,315
Class	Fully paid ordinary shares
Number acquired	2,590
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.27 per share average price
No. of securities held after change	28,905
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan

+ See chapter 19 for defined terms.

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

825061

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	18 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	31 August, 2005
No. of securities held prior to change	52,848 – Direct 1,993 - Indirect 50,855
Class	Fully paid ordinary shares
Number acquired	2,464
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.27 per share average price
No. of securities held after change	55,312
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan

825061

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

825061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A maximum of 1,013,610 performance options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Performance Options having an exercise price of $2.77 (being the volume weighted average price of PaperlinX shares for June 2005) per 1 PaperlinX Ordinary share, exercisable after 3 years, subject to performance conditions being achieved.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not quoted
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to employees pursuant to PaperlinX Employee Share/Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	446,172,209	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,749,300	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

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20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

825061

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:8 September 2005
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

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Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Pearson Park
Date of last notice	26 October, 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	2 September 2005
No. of securities held prior to change	• 40,000 ordinary shares in PaperlinX Limited ***(PaperlinX),*** • a maximum entitlement to 600,000 potential shares pursuant to the PaperlinX Senior Management Share Plan; (beneficial interest subject to forfeiture if performance conditions not met); • up to 100,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX.
Class	Performance options to subscribe for ordinary shares in PaperlinX
Number acquired	100,000

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Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil for issue of performance options. Options are exercisable (subject to performance conditions) at $2.77 per option being the volume weighted average price of PaperlinX shares for June 2005
No. of securities held after change	• 40,000 ordinary shares in PaperlinX ; • a maximum entitlement to 600,000 potential shares pursuant to the PaperlinX Senior Management Share Plan; and • up to 200,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of performance options under PaperlinX Employee Share/Option Plan

Part 2 – Change of director's interests in contracts

Detail of contract	Contract with the director pursuant to performance rights issued to the director under the PaperlinX Senior Management Performance Rights Plan
Nature of interest	Right to acquire ordinary shares in PaperlinX, which PaperlinX will satisfy by transfer of shares acquired on-market, subject to satisfaction of certain performance conditions
Name of registered holder (if issued securities)	Not applicable
Date of change	15 October 2004 and 22 August 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	90,215 performance rights issued 15 October 2004 390,430 performance rights issued 22 August 2005
Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil (for issue of rights, and for exercise of rights)
Interest after change	480,645 performance rights under the PaperlinX Senior Management Performance Rights Plan

825061

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Darryl Gregor Abotomey
Date of last notice	17 February 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	2 September 2005
No. of securities held prior to change	• 63,456 ordinary shares in PaperlinX Limited (***PaperlinX***); • 235,000 options to subscribe for ordinary shares in PaperlinX; • 105,000 shares in PaperlinX pursuant to the PaperlinX Senior Management Share Plan (beneficial interest subject to forfeiture if performance conditions not met); • up to 50,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX
Class	Performance options to subscribe for ordinary shares in PaperlinX

825061

Number acquired	50,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil for issue of performance options. Options are exercisable (subject to performance conditions) at $2.77 per option being the volume weighted average price of PaperlinX shares for June 2005
No. of securities held after change	• 63,456 ordinary shares in PaperlinX; • 235,000 options to subscribe for ordinary shares in PaperlinX; • 105,000 shares in PaperlinX pursuant to the PaperlinX Senior Management Share Plan (beneficial interest subject to forfeiture if performance conditions not met); • up to 100,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of performance options under PaperlinX Employee Share/Option Plan

Part 2 – Change of director's interests in contracts

Detail of contract	Contract with the director pursuant to performance rights issued to the director under the PaperlinX Senior Management Performance Rights Plan
Nature of interest	Right to acquire ordinary shares in PaperlinX, which PaperlinX will satisfy by transfer of shares acquired on-market, subject to satisfaction of certain performance conditions
Name of registered holder (if issued securities)	Not applicable
Date of change	15 October 2004 and 22 August 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	90,360 performance rights issued 15 October 2004 113,210 performance rights issued 22 August 2005
Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil (for issue of rights, and for exercise of rights)
Interest after change	203,570 performance rights under the PaperlinX Senior Management Performance Rights Plan

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A maximum of 8,530 performance options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Performance Options having an exercise price of $2.77 (being the volume weighted average price of PaperlinX shares for June 2005) per 1 PaperlinX Ordinary share, exercisable after 3 years, subject to performance conditions being achieved.

825061

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not quoted
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to employees pursuant to PaperlinX Employee Share/Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
446,172,209	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,757,830	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

825061

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

825061

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

825061

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 September 2005
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==